

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2022

Jesus Quintero
Chief Executive Officer
Marijuana Co of America, Inc.
633 West Fifth Street, Suite 2826
Los Angeles, CA 90071

> **Re: Marijuana Co of America, Inc.**
> **Post-Qualification Amendment No. 1 to Form 1-A**
> **Filed March 4, 2022**
> **File No. 024-11668**

Dear Mr. Quintero:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 2 to Form 1-A filed March 4, 2022

Part I Information
Item 3. Application of Rule 262(d), page 1

1.   We note you have checked the box to indicate that "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement; however, we could not locate such disclosure. Please note that the Regulation A exemption from registration is not available for an offering if, among other things, the issuer or other "covered persons" have experienced a disqualifying event. If applicable, please provide us with your analysis supporting your eligibility to conduct the offering.

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings
Price Per Security, page 1

2.   We note you have indicated the price per security here of $0.002 per share and $0.0002

per share in your offering statement. Please revise or advise.

Part II Information
Compensation of Directors and Executive Officers, page 65

3.   Please provide updated disclosure of compensation of directors and executive officers for the most recent fiscal year. Refer to Item 11 of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan T. Hawkins, Esq.